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                                                                    Exhibit 10-m

As a taxable executive benefit, the Company pays the premiums for life insurance policies on the lives of non-employee Directors and certain key executives. The executive or Board member has the right to designate the beneficiary under the applicable life insurance policy. Messrs. Alter, Rosoff and Olafsson are each covered by a $5,000,000 policy. Messrs. Podowski and Deehan are each covered by a $1,000,000 policy. Each non-employee Director is covered by a $500,000 policy. All of the life insurance policies are owned by the Company. Upon termination of employment, each executive is entitled to acquire the insurance policy from the Company upon payment to the Company of an amount equal to the cash value of the policy at that time. The policies insuring the non-employee Directors are term life insurance policies, on which there is no build-up in cash value.